Exhibit 1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS

OF THE

SERIES A CONVERTIBLE PERPETUAL PREFERRED STOCK

OF

VERINT SYSTEMS INC.

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

The undersigned, being the Chief Legal Officer of Verint Systems Inc. (the “Company”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), in accordance with Section 242 of the DGCL, does hereby certify as follows:

FIRST: That a Certificate of Designation, Preferences and Rights of the Series A Convertible Perpetual Preferred Stock was originally filed by the Company with the Secretary of State of the State of Delaware on May 25, 2007 (the “Original Certificate of Designation”).

SECOND: The Board of Directors of the Company, on August 30, 2012, duly adopted resolutions authorizing the amendment of the Original Certificate of Designations to add the following at the end of Section 5 of the Original Certificate of Designation as a new Section 5.8:

“5.8 Mandatory Conversion on Merger Closing. At the Effective Time (as such term is defined in the Agreement and Plan of Merger, dated as of August 12, 2012 (as the same may from time to time be amended, modified or supplemented from time to time in accordance with its terms), among the Company, Comverse Technology, Inc., a New York corporation (“CTI”), and Victory Acquisition I LLC), without any further action by the Company or any holder of any Series A Convertible Preferred Stock, each issued and outstanding share of Series A Convertible Preferred Stock that is not held by CTI will (i) be automatically converted (in accordance with the immediately following sentence) into the number of shares of Common Stock obtained by dividing the Liquidation Price then in effect by the Conversion Price then in effect, and (ii) cease to accrue any dividends or any other amounts on each such share of Series A Convertible Preferred Stock. The mechanics of any such conversion will be as set forth in Section 5.4; provided, however, that for purposes of this Section 5.8, the last two sentences of Section 5.4 will be disregarded and any conversion pursuant to this Section 5.8 will be deemed to have been made immediately prior to the Effective Time, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock at such Effective Time.”

THIRD: By written consent of the holders representing all of the outstanding shares of Series A Convertible Perpetual Preferred Stock in accordance with Section 228 of the DGCL, said amendment has been duly approved and authorized in accordance with Section 242 of the DGCL.

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IN WITNESS WHEREOF, Verint Systems Inc. has caused this Certificate of Amendment to the Certificate of Designation, Preferences and Rights to be signed by Peter Fante, Chief Legal Officer, and attested by Jonathan Kohl, General Counsel, Corporate and Securities, and Corporate Secretary, as of August 30, 2012.

By:	/s/ Peter Fante
Name: Peter Fante
Title: Chief Legal Officer

ATTESTED:

By:	/s/ Jonathan Kohl
	Name:	Jonathan Kohl
	Title:	General Counsel, Corporate and Securities, and Corporate Secretary

[SIGNATURE PAGE FOR AMENDMENT TO CERTIFICATE OF DESIGNATION]